FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 24, 2004

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC

(Exact name of registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On June 24, 2004, Bookham Technology plc (the “Company”) issued a press release announcing that the board of directors of the Company had approved a proposal to change the Company’s corporate domicile to the United States, to be effected by a United Kingdom court-approved scheme of arrangement.

The Company also announced that in connection with the change in corporate domicile, the Company would change its fiscal year end from December 31 to June 30, effective June 30, 2004.

In addition, the Company announced that it had entered into an agreement with Nortel Networks, subject to the change in corporate domicile becoming effective, to exchange the unsecured note in the principal amount of US$20,000,000, which the Company issued to Nortel Networks Optical Components Limited in connection with the Company’s acquisition of the optical components business of Nortel Networks in 2002, for a new convertible unsecured note in the same principal amount.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1	Press Release issued on June 24, 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC

Date: June 25, 2004	By:	/s/	Giorgio Anania
Name: Giorgio Anania
Title: Chief Executive Officer

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description

99.1	Press Release issued on June 24, 2004.